Exxon Mobil Corporation

Hugh M. Comer

5959 Las Colinas Boulevard

Manager Financial Reporting and Analysis

Irving, TX 75039-2298

ExxonMobil

 April 4, 2008

Mr. H. Roger Schwall

Assistant Director

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NW, Stop 7010

Washington, DC  20549

Fax No. (202) 772-9368

Re:

SEC Letter to Exxon Mobil Corporation dated March 31, 2008

File No. 1-02256

Dear Mr. Schwall:

The purpose of this letter is to confirm my understanding, based on my phone conversation with Kevin Stertzel, that the SEC has taken no exception to our request for an extension to May 15, 2008, to respond to the questions listed in the SEC’s letter dated March 31.  The primary reason for our request for additional time is the availability of key members of management who will be reviewing our responses.  In addition, many of the same personnel involved in preparing our responses are also actively engaged in preparing and filing our first quarter financial statements.

Please do not hesitate to contact me at 972-444-1290 if you have any questions.

Yours truly,

By:

/s/ Hugh M. Comer

----------------------------------------

Name:

Hugh M. Comer

Title:

Manager Financial Reporting and Analysis